Exhibit 99.1

YM BioSciences Announces Election of Dr. Kapil Dhingra to its
Board of Directors

MISSISSAUGA, Canada, November 20, 2012 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM), a drug development company advancing hematology and cancer related products, today announced that Kapil Dhingra has been elected by shareholders to the Company’s Board of Directors at YM’s Annual Meeting of Shareholders held this afternoon.

Dr. Dhingra has 25 years of experience in oncology clinical research and drug development. Previously, Dr. Dhingra held the position of Vice President, Head, Oncology Disease Biology Leadership Team at Roche, playing a key role in the expansion of Roche oncology. He is currently the Managing Member of KAPital Consulting, a healthcare consulting firm he founded in June 2008 dedicated to assisting biotechnology, pharmaceutical and diagnostic companies realize the full potential of scientific, clinical and commercial advances in oncology. He serves on the Board of Directors of a number of companies, including Exosome Diagnostics and Algeta. Throughout his industry career, Dr. Dhingra maintained an active faculty appointment, initially at Indiana University School of Medicine from 1997 to 1999 as Clinical Associate Professor and more recently at Memorial Sloan Kettering Cancer Center in New York from 2000 to 2008. Dr. Dhingra received his medical training at the All India Institute of Medical Sciences, New Delhi, India.

“As we advance our lead drug CYT387 to the next phase in its development, it is important to continue to strengthen our board with the experience and expertise that Dr. Dhingra brings,” said Mr. David Allan, Chairman of YM BioSciences. “We would also like to thank Dr. Philip Frost and Dr. François Thomas for their long and valuable participation on the Board of Directors.”

An audio archive of the AGM proceedings is available on the Company’s website at www.ymbiosciences.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. YM's portfolio also includes nimotuzumab, a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. In addition, YM has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387 and nimotuzumab will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM as well as CIMYM's various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Affairs
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com